UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Dated as of November 21, 2002



                               NETIA HOLDINGS S.A.
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                (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND
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                    (Address of principal executive office)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                       Form 20-F |X|      Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.]  Yes |_|   No |X|

                                EXPLANATORY NOTE

Attached is the following item:

1.   Press Release, dated November 20, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------

                                     Contact:    Anna Kuchnio (IR)
                                                 +48-22-330-2061
                                                 Jolanta Ciesielska (Media)
                                                 +48-22-330-2407
                                                 Netia
                                                 - or -
                                                 Alexandra Jones
                                                 Taylor Rafferty, London
                                                 +44-(0)20-7936-0400
                                                 - or -
                                                 Jeff Zelkowitz
                                                 Taylor Rafferty, New York
                                                 212-889-4350


        DATE SET FOR HEARING APPROVING THE NETIA SOUTH ARRANGEMENT PLAN
        ---------------------------------------------------------------

WARSAW, Poland - November 20, 2002 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), today announced that the court hearing to approve the arrangement plans for Netia South Sp. z o.o. ("Netia South"), a wholly owned subsidiary of Netia, in the Polish arrangement proceedings will be held on December 4, 2002. The arrangement plan for Netia South was unanimously adopted by its creditors entitled to vote at the creditors' meeting on August 29, 2002.

The ratification hearing with respect to Netia South's arrangement plan in Poland is the final stage of the arrangement and composition proceedings, in connection with Netia's ongoing restructuring. On November 6, 2002, the Dutch court ratified the composition plans of Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V., Netia's three Dutch finance subsidiaries. The Dutch court's decisions became unappealable on November 15, 2002. The arrangement plans for Netia and Netia Telekom S.A., a wholly owned subsidiary of Netia, were approved on August 9, 2002 and June 25, 2002, respectively. Once all Polish and Dutch court decisions approving the arrangement plans and composition plans become final and unappealable, Netia will be able to complete the restructuring in accordance with the Restructuring Agreement, dated March 5, 2002.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the more

Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 200, its Current Report on Form 6-K filed with the Commission on November 5, 2002 Current Report on Form 6-K filed with the Commission on November 6, 2002 and Current Report on Form 6-K filed with the Commission on November 18, 2002. Netia undertakes no obligation to publicly update or revise any forward-looking statements.



                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          Date:  November 21, 2002


                                          NETIA HOLDINGS S.A.

                                          By: /S/ AVRAHAM HOCHMAN
                                              ---------------------------------
                                              Name: Avraham Hochman
                                              Title: Chief Financial Officer
                                                     Vice President, Finance



                                          By: /S/ EWA DON-SIEMION
                                              ---------------------------------
                                              Name: Ewa Don-Siemion
                                              Title: Vice President, Legal